

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Philippe Wagner, President
Lion Consulting Group, Inc.
16192 Coastal Highway
Lewes, DE 19958

> **Re:** **Lion Consulting Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 30, 2012**
> **File No. 333-181624**

Dear Mr. Wagner:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 15

1.   We note your response to comment 2 of our letter dated November 1, 2012. We note that you have two line items on page 15 and page 25 devoted to "Advertising" and "Marketing/Advertising." These line items appear similar in nature. Please explain how these line items differ by footnote or advise.

Description of Business, page 19

2.   We note your response to comment 3 of our letter dated November 1, 2012. We note, in the opinion, counsel states that you may be subject to taxation in Switzerland, which could impact amounts available for distributions. Further, it appears that there is a possibility that investors may need to have Swiss courts enforce judgments issued by United States courts. Please add risk factors to address these risks and expand your disclosure in this section to address these possibilities.

Principal Services, page 19

3.   In reviewing your disclosure, we were not able to locate your response to comment 5 of our letter dated November 1, 2012. We therefore reissue our comment. Please specifically state whether you have an agreement in place with United Oil Gas Corp. and Tristar Energy Group Inc. to provide services to these entities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philippe Wagner, President
Lion Consulting Group, Inc.
December 17, 2012
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief

cc: Thomas E. Puzzo, Esq. (*via e-mail*)